SEC FILE NUMBER
001-38602
CUSIP NUMBER
15942R208

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chaparral Energy, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

701 Cedar Lake Boulevard

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73114

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Chaparral Energy, Inc., a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”). As previously reported in a series of recent Current Reports on Form 8-K, on July 15, 2020, the Company elected not to make the $13.125 million interest payment on its 8.75% senior notes due 2023 (“Senior Notes”). Under the indenture for the Senior Notes (the “Indenture”), the Company has a 30-day grace period to make the past due interest payment before that non-payment becomes an event of default. The 30-day grace period expires on August 14, 2020. However, the failure to make that interest payment on the Senior Notes constituted an immediate event of default under cross-default provisions of the credit agreement for the Company’s reserve-based loan agreement (the “Credit Agreement”).

As disclosed in the Company’s Current Report on Form 8-K filed on August 4, 2020, the Company elected not to make the $12.5 million (plus accrued interest) borrowing base deficiency payment due on August 3, 2020 (the “August Deficiency Payment”) under the Credit Agreement. The Company’s failure to make the August Deficiency Payment constituted an event of default under both the Credit Agreement and the Indenture. The Company has entered into forbearance agreements with certain lenders under the Credit Agreement and with certain holders of the Senior Notes. However, as previously disclosed in the Current Reports on Form 8-K referred to above, those forbearance agreements are scheduled to expire on or before August 14, 2020, which is the date on which the 30-day Senior Notes grace period expires.

Accordingly, the Company has directed a considerable amount of time and effort toward discussions with the lenders under the Credit Agreement and the holders of the Senior Notes with regard to restructuring the Company’s financing arrangements and other liabilities, which discussions are ongoing, and has therefore not been able to finalize the information required to complete its financial statements and related disclosure to be included in the Form 10-Q. As a result, the Company is unable to file, without unreasonable effort or expense, the Form 10-Q on or prior to the prescribed filing date. The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Justin Byrne	405	478-8770
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In response to the depressed oil and gas commodity price environment resulting from the combined impact of the COVID-19 pandemic and the price war involving Russia and Saudi Arabia, the Company has taken material and unusual actions to maximize the value of its assets and improve its financial position. Accordingly, the Company suspended all drilling and stimulation operations in early April 2020, deferring completions of recently drilled wells. Further, the Company shut in the six-well Greenback pad that came online in early March 2020 even though it was performing above expectations. The Company subsequently shut in operated production that is not associated with waterfloods or exposed to well-specific mechanical or other risks during the months of May and June 2020.

As a result, the Company’s revenues decreased from $67.9 million to $15.9 million for the three months ended June 30, 2020, compared to the prior year quarter due to volume and price decreases across all commodities. The Company’s revenues decreased from $117.7 million to $64.7 million for the six months ended June 30, 2020, compared to the prior year period due to price decreases across all commodities and a decrease in crude oil volumes partially offset by volume increases for natural gas and NGLs.

Furthermore, for the reasons noted above, the Company generated a net loss for the three months ended June 30, 2020, of $438.7 million, compared with a net loss of $45.2 million for the three months ended June 30, 2019. The Company generated a net loss for the six months ended June 30, 2020, of $433.8 million, compared with a net loss of $148.8 million for the six months ended June 30, 2019. Included in the Company’s net loss for the three months ended June 30, 2020, was a ceiling impairment of $384.6 million.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following its prescribed due date, the evaluation of financial, transactional, and other strategic alternatives, expected future growth and dividends of the Company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this Notification of Late Filing on Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of the Company, which could cause results to differ materially from those expected by management of the Company. Such risks and uncertainties include, but are not limited to, whether the Company will be able to file its Quarterly Report on Form 10-Q within that time period; the structure and timing of any financial, transactional or other restructuring alternative and whether any such financial, transaction or other restructuring alternative will be completed; realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Chaparral Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2020	By:	/s/ Justin Byrne
Justin Byrne
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.